UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 6)


                                COORSTEK, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.01 PAR VALUE PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 217020 10 6
-------------------------------------------------------------------------------
                                (CUSIP Number)

             JOHN K. COORS                     JENNINGS J. NEWCOM, ESQ.
       C/O KEYSTONE HOLDINGS LLC              DAVIS GRAHAM & STUBBS LLP
           MAIL STOP VR 900                  1550 17TH STREET, SUITE 500
        GOLDEN, COLORADO 80401                  DENVER, COLORADO 80202
            (303) 277-3497                          (303) 892-9400
-------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                 MARCH 12, 2003
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


      PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (03-00)

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         KEYSTONE HOLDINGS LLC
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            3,181,291
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        3,181,291
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,181,291
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 27.1%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         WILLIAM K. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            3,181,291
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        3,181,291
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,181,291
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 27.1%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         JOHN K. COORS
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                  (a)  |_|
                                                                  (b)  |_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS (See Instructions)

         N/A
--------------------------------------------------------------------------------

  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED             |_|
      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------

                  7     SOLE VOTING POWER

   NUMBER OF            3,397,810*
     SHARES
  BENEFICIALLY   ---------------------------------------------------------------
    OWNED BY
      EACH        8     SHARED VOTING POWER
   REPORTING
     PERSON             0
      WITH
                 ---------------------------------------------------------------

                  9     SOLE DISPOSITIVE POWER

                        3,397,810*
                 ---------------------------------------------------------------

                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------

 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,397,810*
--------------------------------------------------------------------------------

 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|
       (See Instructions)

--------------------------------------------------------------------------------

 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 28.4%*
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON (See Instructions)

         IN
--------------------------------------------------------------------------------

* Amounts beneficially owned and percentage of ownership include the right to acquire beneficial ownership within 60 days of 216,519 shares, but excludes 10,213 shares of common stock that will be issued in accordance with the terms of a salary continuation agreement with the issuer.

This Amendment No. 6 (this "Amendment") to the Schedule 13D originally filed with the Securities Exchange Commission (the "SEC") on March 30, 2000, as amended (the "Schedule 13D"), relates to common stock, $0.01 par value per share (the "Common Stock"), issued by CoorsTek, Inc. (the "Company") and is being filed to (i) disclose the contribution, on February 10, 2003, of certain shares of Common Stock by Joseph Coors, Jr. to Keystone Holdings LLC ("Holdings"), an entity whose managers are William K. Coors and John K. Coors and (ii) to update the number of shares actually contributed to Holdings. For convenience of reference, this Amendment amends and restates the Schedule 13D in its entirety.

ITEM 1.  SECURITY AND ISSUER

Item 1 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D relates to common stock, $0.01 par value per share, issued by the Company ("Common Stock").

The Company's principal executive offices are located at 16000 Table Mountain Parkway, Golden, Colorado 80403.

The  Company   designs  and   manufactures   components   and  assemblies  for
semiconductor capital equipment and for telecommunications, electronics, automotive, medical and other industrial applications.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to Common Stock described in this Schedule 13D:
Holdings; William K. Coors; and John K. Coors (collectively, the "Reporting Persons").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1).

The Reporting Persons who are filing this Statement disavow being deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

      A.  Limited Liability Company


              Principal Place               State of         Principal
Name          of Business                   Organization     Business            Managers
----          -----------                   ------------     --------            --------

Keystone      c/o Keystone Holdings LLC     Delaware         Holding Company     William K. Coors
Holdings      Mail Stop VR 900                               for proposed        John K. Coors
LLC           Golden, Colorado 80401                         acquisition

Holdings has not, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree, or final order finding any violations with respect to such laws.

      B.  Natural Persons

Each of the following are managers of Holdings, the limited liability company identified in Item 2, subsection A. Pursuant to Rule 13d-3, each of the managers of Holdings may be deemed to beneficially own all of the shares of Common Stock held in that limited liability company. Each manager disclaims beneficial ownership of the shares of Common Stock held by Holdings to extent permissible under the securities laws.

Name                      Business Address                    Present Principal Occupation
----                      ----------------                    ----------------------------

John K. Coors             c/o CoorsTek, Inc.                  Chairman, Chief Executive Officer, President
                          16000 Table Mountain Parkway        and Director of the Company.
                          Golden, Colorado 80403

William K. Coors          c/o Adolph Coors Company            Director Emeritus of the Company; Director
                          311 10Th Street, Mail #Nh311        of Graphic Packaging; Chairman of the Board
                          Golden, Colorado 80401              of Coors.


Neither of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Each of the above named natural persons are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows:

All of the shares of Common Stock beneficially owned by Holdings were contributed to Holdings by (a) the Grover C. Coors Trust in exchange for membership interests in the limited liability company, on December 22, 2002 and (b) by certain Coors family trusts and certain members of the Coors family in exchange for membership interests in the limited liability company, on January 6, 2003; and (c) by Joseph Coors, Jr. in exchange for membership interests in the limited liability company, on February 10, 2003. The number of shares beneficially owned has also been amended to reflect a reduction of
(a) 19 shares of common stock with respect to which the contribution was ineffective, (b) 784 shares of common stock with respect to which the contribution was ineffective; and (c) 7,500 shares with respect to which the contribution was ineffective.

In connection with the proposed transaction described in Item 4, an affiliate of Holdings has entered into a loan agreement pursuant to a Letter Agreement dated December 22, 2002 with Wells Fargo Bank, National Association, whereby Wells Fargo will make loans to such affiliate of Holdings for the purpose of consummating the transaction.

This summary of the loan agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement incorporated by reference through Exhibit 99.3.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:

On December 22, 2002, the Company, Holdings, and Keystone Acquisition Corp., a wholly owned subsidiary of Holdings ("Acquisition"), signed an Agreement and Plan of Merger (the "Merger Agreement") for $26.00 in cash per share of common stock, par value $0.01 per share, of the Company not currently owned, directly or indirectly, by the Reporting Persons who contribute their shares to Holdings (the "Public Shares"). The proposed transaction, if approved by the required vote of the stockholders, will be effected through a merger with Acquisition, in which the Company will be the surviving corporation. Under the terms of the Merger Agreement, each of the 8.6 million Public Shares will be converted upon completion of the merger into the right to receive $26.00 per share in cash.

Holdings is wholly owned by various members of the Coors family, including John K. Coors, the Company Chairman, President, and Chief Executive Officer, and several trusts established for the benefit of various Coors family members. Acquisition is a newly formed company wholly owned by Holdings.

This summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement incorporated by reference through Exhibit 99.2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person's cover page.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

William K. Coors and John K. Coors presently serve as the managers of Holdings.

In connection with the proposed transaction described in Item 4, an affiliate of Holdings has entered into a loan agreement pursuant to a Letter Agreement dated December 22, 2002 with Wells Fargo, whereby Wells Fargo will make loans to such affiliate of Holdings for the purpose of consummating the transaction.

This summary of the loan agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement incorporated by reference through Exhibit 99.3.

Except as described herein, no Reporting Person is a party to any contract, arrangement, or understanding with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 to the Schedule 13D is amended and restated in its entirety to read as follows:

The following Exhibits are incorporated in the Schedule 13D filed by the Reporting Persons with respect to the Company:

         99.1            Joint Filing Agreement (incorporated by
                         reference from Amendment No. 4 to this
                         Schedule 13D, Exhibit 99.1, filed
                         December 24, 2002)

         99.2            Agreement and Plan of Merger, dated
                         December 22, 2002 (incorporated by reference from Form 8-K, Exhibit 2.1, filed by the Company, dated December 23, 2002).

         99.3 Letter Agreement, dated December 22, 2002 (incorporated by reference from Amendment No. 4 to this Schedule 13D, Exhibit 99.3, filed December 24, 2002).

         99.4 Joint Filing Agreement, dated February 22, 2001 (incorporated by reference from Amendment No. 2 to this Schedule 13D,
                         Exhibit 1, filed February 27, 2001).

         99.5 Joint Filing Agreement, dated November 8, 2002 (incorporated by reference from Amendment No. 3 to this Schedule 13D,
                         Exhibit 99.1, filed November 12, 2002).

         99.6 Joint Filing Agreement, dated December 23, 2002 (incorporated by reference from Amendment No. 4 to this Schedule 13D,
                         Exhibit 99.1, filed December 24, 2002).

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               MARCH 12, 2003
                               ----------------------------------------------
                               Date


                               /s/ JOHN K. COORS
                               ----------------------------------------------
                               Signature

                               JOHN K. COORS, IN HIS INDIVIDUAL CAPACITY AND AS ATTORNEY-IN-FACT
                               Name/Title

                               Power of Attorney for William K. Coors,
                               filed February 27, 2001

                               Power of Attorney for Keystone Holdings LLC, filed December 24, 2002